PROSPECTUS SUPPLEMENT dated June 20, 2005 to Prospectus Supplement dated May 9, 2005 (to Prospectus dated February 22, 2005)

$1,492,500,000 (Approximate)

SOUNDVIEW HOME LOAN TRUST 2005-OPT1

ASSET-BACKED CERTIFICATES, SERIES 2005-OPT1

FINANCIAL ASSET SECURITIES CORP.

Depositor

OPTION ONE MORTGAGE CORPORATION

Servicer

The following are two additional Risk Factors added to page S-13:

Rights of the NIMS Insurer

One or more insurance companies (together, the “NIMS Insurer”) may issue a financial guaranty insurance policy covering certain payments to be made on net interest margin securities to be issued by a separate trust and secured by all or a portion of the Class C Certificates and the Class P Certificates. Pursuant to the terms of the pooling agreement, unless there exists a continuance of any failure by the NIMS Insurer, if any, to make a required payment under the policy insuring the net interest margin securities (such event, a “NIMS Insurer Default”), such NIMS Insurer will be entitled to exercise, among others, the following rights of the holders of the Class A and Mezzanine Certificates, without the consent of such holders, and the holders of the Class A and Mezzanine Certificates may exercise such rights only with the prior written consent of such NIMS Insurer: (i) the right to provide notices of Servicer defaults and the right to direct the Trustee to terminate the rights and obligations of the Servicer under the pooling agreement in the event of a default by the Servicer; (ii) the right to remove the Trustee or any co-trustee or custodian pursuant to the pooling agreement and (iii) the right to direct the Trustee to make investigations and take actions pursuant to the pooling agreement. In addition, unless a NIMS Insurer Default exists, such NIMS Insurer’s consent will be required prior to, among other things, (i) the removal or replacement of the Servicer, any successor servicer or the Trustee, (ii) the appointment or termination of any subservicer or co-trustee or (iii) any amendment to the pooling agreement. The NIMS Insurer will be a third party beneficiary of the pooling agreement to the extent set forth in the pooling agreement.

Investors in the Class A and Mezzanine Certificates should note that:

•	any insurance policy issued by the NIMS Insurer, if any, will not cover, and will not benefit in any manner whatsoever, the Class A and Mezzanine Certificates;
•	the rights to be granted to the NIMS Insurer, if any, are extensive;
•

the interests of the NIMS Insurer, if any, may be inconsistent with, and adverse to the interests of the holders of the Class A and Mezzanine Certificates and the NIMS Insurer, if any, has no obligation or duty to consider the interests of the Class A and Mezzanine Certificates in connection with the exercise or nonexercise of such NIMS Insurer’s rights; and

•

such NIMS Insurer’s exercise of the rights and consents set forth above may negatively affect the Class A and Mezzanine Certificates and the existence of such NIMS Insurer’s rights, whether or not exercised, may adversely affect the liquidity of the Class A and Mezzanine Certificates relative to other asset-backed certificates backed by comparable mortgage loans and with comparable payment priorities and ratings.

•	there may be more than one series of notes insured by the NIMS Insurer and the NIMS Insurer will have the rights set forth herein so long as any such series of notes remain outstanding.
RBS Greenwich Capital
Morgan Keegan & Company, Inc.	Sandler O’Neill & Partners, L.P.

June 20, 2005